UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Material Agreement

On October 21, 2021, Evaxion Biotech A/S (the “Company”) entered into a Clinical Trial Collaboration and Supply Agreement (the “Agreement”), with MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada), to evaluate in a new Phase 2b clinical trial, the combination of the Company’s patient specific neoepitope cancer immunotherapy compound, EVX-01, with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) compound, a humanized anti-human PD-1 monoclonal antibody. A copy of the Company’s press release announcing the Agreement is attached hereto as Exhibit 99.1.

The information furnished pursuant to this Form 6-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

The foregoing summary of the Agreement is qualified in its entirety by the full text of the Agreement, a copy of which is filed as Exhibit 99.2 attached hereto with certain portions subject to confidential treatment.

Exhibit No.	Description

99.1                 Press Release Announcing execution of Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada),

99.2*               Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada),

* Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[****]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: October 25, 2021	By:	/s/ Lars Staal Wegner, M.D.
Lars Staal Wegner, M.D.
Chief Executive Officer